QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

INTRODUCTION

The following information, prepared as of May 8, 2008, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at March 31, 2008 and for the three months ended March 31, 2008 and 2007 and its audited annual consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s 2007 Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Quest’s primary business focus is mortgage lending on the security of Canadian real estate.  The Company’s primary lending activity is to provide first mortgages concentrating on residentially oriented real estate. In general, a loan is residentially oriented, if, at the time the loan is made, the real estate on which the loan is secured is, or is intended to be, devoted to residential purposes. This includes financing the development or acquisition of single family, apartment, condominium, social housing and nursing/retirement residences.  A secondary lending activity is to provide mortgages secured by commercial or industrial properties.  The Company also participates in bridge lending to Canadian companies secured by resource assets located in Canada.

Quest plans to grow its mortgage portfolio safely and profitably through the use of increased leverage as opposed to any increase in its equity. In January 2008, the Company arranged bank lines totaling $88 million for this purpose. Through its wholly-owned subsidiary, QC Services Inc., the Company will also engage in loan syndication and earn syndication fees on loans which it has chosen not to finance itself.

In December 2007, the Company reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC can decrease its taxable income through the payment of dividends to its shareholders.

Quest’s goal is to enhance shareholder value by increasing dividend distributions to its shareholders and in the process reduce its corporate taxes. It is the Company’s intention to further enhance shareholder distributions by increasing profitability through the use of leverage to grow its mortgage portfolio.

NON-GAAP MEASURES

Basic earnings per share (“EPS”) before taxes, return on equity before taxes, return on assets before taxes and payout ratio on earnings before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The fact that tax expense is for the most part a non-cash item to the Company is the major reason the Company calculates and highlights various ratios on a before tax basis.  Non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	basic earnings per share before taxes – earnings before taxes divided by number of common shares outstanding for basic EPS purposes;

•	return on equity before taxes – earnings before taxes divided by average shareholders’ equity;

•	return on assets before taxes – earnings before taxes divided by average total assets; and

•	payout ratio on earnings before taxes – dividends paid per share divided by basic earnings per share before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FINANCIAL PERFORMANCE

Table 1 - Selected Quarterly Financial Information
($ thousands, except per share amounts)
	March 31, 2008	March 31, 2007	Change from March 31, 2007
Key Performance Indicators
Interest income	11,000	10,124	876	9%
Other income	251	3,205	(2,954)	(92%)
Net interest and other income	10,624	13,099	(2,475)	(19%)
Earnings before income taxes	7,484	9,315	(1,831)	(20%)
Earnings per share before taxes(1)	0.05	0.06	(0.01)	(20%)
Net earnings for the period	7,099	7,389	(290)	(4%)
Earnings per share – basic	0.05	0.05	-	0%
Earnings per share – diluted	0.05	0.05	-	0%
Return on equity before taxes(1)(2)	10%	13%
Return on assets before taxes(1)(2)	9%	12%
Dividends paid per share	0.025	0.020	0.005	25%
Payout ratio on earnings before taxes(1)	51%	37%
Loans	327,087	250,274	76,813	31%
Total assets	342,491	295,330	47,161	16%
Shareholders' equity	294,335	285,063	9,272	3%
Book value per share	2.01	1.97

1.	See non-GAAP measures disclosed in this MD&A.
2.	Annualized basis.

DIVIDEND POLICY FOR 2008

Dividend payments reduce the taxable income of a MIC. Dividends are taxed as interest in the hands of shareholders.  Consistent with its MIC status for taxation purposes, Quest’s dividend policy is to distribute sufficient dividends to shareholders throughout 2008 and within 90 days after the end of 2008 to reduce its taxable income to a negligible amount, after first deducting all available loss carry forwards and other deductions against 2008 taxable income. The Board declared a dividend of $0.045 per share at its meeting held May 8, 2008. The Company has utilized its March 31, 2008 dividend payment of $3.7 million and $4.3 million of its non-capital losses carried forward from 2007 to reduce first quarter taxable income of the MIC to nil.

OUTLOOK

Activity in Quest’s chosen lending niches continues at a robust level. After the quarter end, the Company expanded its lending operations into Saskatoon, Saskatchewan and has succeeded in penetrating that marketplace. The Company has also hired a mortgage originator to operate out of its Toronto office to expand funding activity in southern Ontario.

There has been contraction in the number of lenders in Quest’s niche market and the Company continues to attract new lending opportunities as they arise. Growth in the mortgage portfolio subsequent to the quarter end has been significant through increased utilization of Quest’s revolving debt facility. The amount of bank debt at March 31, 2008 was $40.5 million. This has increased to above $60 million at time of writing. Quest’s debt facility is priced off of bank prime rate which decreased 75 basis points during the first quarter and decreased a further 50 basis points after the end of the quarter.

Quest’s Board of Directors has authorized management to make an application for a deposit taking license from the Office of the Superintendent of Financial Institutions (Canada) in order to utilize the leverage allowed for a MIC. The process of obtaining a deposit taking license is expected to take approximately 18 to 24 months. If successful, it will allow Quest to accept deposits from customers which, under MIC rules, will permit the Company to carry up to five times equity in debt or deposits in order to lever up the loan portfolio.

During this time of credit market turmoil, the Company continues to monitor very closely the credit quality of its loans. Despite this turmoil being negative for the broad market, circumstances continue to present the Company with profitable niche lending opportunities.  This is expected to continue during the remainder of 2008.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	Three months ended March 31, 2008		Three months ended March 31, 2007
Net interest, other income and provision for loan losses
Interest income	11,000	104%	10,124	77%
Other income	251	2%	3,205	24%
Interest on debt	(423)	(4%)	(230)	(1%)
Provision for loan losses	(204)	(2%)	-	0%
	10,624	100%	13,099	100%
Expenses
Salaries	736	23%	899	24%
Bonuses	505	16%	989	26%
Stock-based compensation	272	9%	200	5%
Legal and professional services	722	23%	360	10%
Other	905	29%	1,336	35%
	3,140	100%	3,784	100%

Earnings before income taxes	7,484		9,315
Income taxes	385		1,926

Net earnings for the period	7,099		7,389

The three months ended March 31, 2008 is Quest’s first quarter operating as a MIC. There are some fundamental differences in operations between this year’s and last year’s first quarter. The Company is no longer providing corporate finance, management and investment services and accordingly, there are no revenues or expenses for such activities in first quarter 2008 results. Also, while still eligible under MIC rules when lending on Canadian assets, there were no bridge loans funded during the first quarter of 2008. These factors have led to a decrease in earnings before taxes, however, by utilizing the special taxation rules for MICs, income tax expense has decreased and the Company’s first quarter 2008 net earnings were down only 4% from last year.

Interest income

Interest income includes loan interest at the stated loan rate excluding interest that has not been accrued on impaired loans plus loan commitment fees net of originators’ fee expense.  Interest is calculated using the effective interest rate method.

Interest income increased $0.9 million or 9% to $11.0 million for three months ended March 31, 2008 as compared to $10.1 million during comparative period in 2007.  This increase was largely due to greater average loan balances in 2008 as compared to 2007.  Measured on a quarterly basis, the average outstanding loan portfolio was $302.4 million during the first quarter of 2008, a $44.8 million or 17% increase over the $257.6 million average balance outstanding during the first quarter of 2007.  Based on these average outstanding portfolio balances, interest yields were 14.5% in 2008 compared to 15.7% in 2007.  The decrease in yield during 2008 as compared to 2007 reflects the decrease in bridge loan activity during the first quarter of 2008 as compared to the comparative period in 2007.

Other income

The Company divested itself of its management, corporate finance and investment operations during 2007 as previously disclosed.  As well, there were no bridge loans funded during the first quarter of 2008.  Consequently, the only other income reported during the three months ended March 31, 2008 relates to the service fees generated from syndicated loans.  During the three months ended March 31, 2008, the Company reported $0.3 million in servicing fees as compared to $0.3 million in the comparative period in 2007.  In the first quarter of 2007 the Company recorded $2.9 million in gains on sale of marketable securities and investments and management and finder’s fees.

Interest expense and provision for loan losses

Interest expense relates to interest on Quest’s revolving debt facility and other debt in 2007 used to fund its mortgage portfolio. This expense will grow with increased utilization of the facility.  Commencing in 2008, the Company established a general allowance for loan losses to be consistent with industry practice.  During the three months ended March 31, 2008, the Company has taken a charge for a general allowance for loan losses of $0.2 million as compared to $nil in the comparative period in 2007.  Further general loan loss provisions will be recorded during the remainder of 2008. There has been no specific loan loss provisions recorded during the first quarter of 2008 or during the comparative period in 2007.

Salaries and bonuses

Salaries and benefits decreased $0.2 million or 18% during the three months ended March 31, 2008 as compared to the comparative period in 2007. As at March 31, 2008, the Company had 25 employees involved in lending operations as compared to 15 employees as at March 31, 2007.  At March 31, 2007, the Company also had 10 employees engaged in management and corporate finance operations.

Bonuses for the three months ended March 31, 2008 were $0.5 million, a decrease of $0.5 million or 49% from $1.0 million in the comparative period in 2007, primarily due to a decrease in bonuses paid to employees in the corporate finance operations.  Bonuses represent amounts under the Company’s incentive plans paid to officers and employees of the Company.  The Company’s incentive plans include discretionary and non-discretionary components. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors. Non-discretionary amounts relate to the originators’ fees which have been netted against commitment fee income and included as a component of interest income.

Stock-based compensation

Stock-based compensation increased $0.1 million or 36% to $0.3 million in the first quarter of 2008 as compared to $0.2 million in the comparative period in 2007, as a result of a greater number of options being granted to new employees and directors.  The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years), therefore the current expense relates to options vesting over a three year period.

Legal and professional fees

Legal and professional fees increased $0.36 million or 100% to $0.7 million during the three months ended March 31, 2008 as compared to $0.36 million in the comparative period in 2007.  Approximately $0.4 million of these legal and professional fees are non-recurring expenses related to special advisory work carried over from 2007.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased $0.4 million or 32% to $0.9 million during the three months ended March 31, 2008 as compared to $1.3 million in the comparative period in 2007 largely due to a non-recurring sales tax expense of $0.6 million in the 2007 period.

Provision for income taxes

During prior years, the Company recognized a future tax asset based on the likely realization of tax losses which were to be utilized against future taxable earnings.  During the three months ended March 31, 2007, net earnings have been reduced through the recording of a tax provision as a result of the utilization of the future tax assets previously set up.  In the current period, taxable income is reduced through the utilization of these prior years’ losses carried forward and, under MIC rules, through the payment of dividends during the three months ended March 31, 2008. The utilization of the losses carried forward has resulted in a tax provision. During the first quarter of 2008, the Company utilized $4.3 of tax losses. There is approximately a further $3.5 million of losses carried forward available to be utilized during the remainder of 2008.

Net earnings

For the three months ended March 31, 2008, the Company had consolidated net earnings of $7.1 million (or $0.05 basic EPS) compared to consolidated net earnings of $7.4 million (or $0.05 basic EPS) during the comparative period in 2007.

Comprehensive income

The Company had no available for sale assets or liabilities whose fair values differ from their original carrying value during the first quarter of 2008.  As a result, there is no other comprehensive income to report during the period ended March 31, 2008.  Comprehensive income for the three months ended March 31, 2007 was $9.4 million and included $2.0 million of unrealized gains on available-for-sale financial assets for the three months ended March 31, 2007.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	March 31, 2008		December 31, 2007			March 31, 2007
Asset mix
Cash and cash equivalents	1,894	1%	30,484	9%	9,743	3%
Loans	327,087	95%	277,710	85%	250,274	85%
Future tax asset	3,552	1%	3,916	1%	11,805	4%
Other	9,958	3%	13,634	5%	23,508	8%
	342,491	100%	325,744	100%	295,330	100%

Cash

The Company’s cash resources at March 31, 2008 were $1.9 million as compared to $30.5 million as at December 31, 2007 and $9.7 million at March 31, 2007.  Cash and cash equivalents include cash balances with a major Canadian chartered bank, and do not include any investments in commercial paper.

Loans

The Company’s loan portfolio continued to grow during the first quarter of 2008 to $327.1 million representing an 18% increase over the portfolio balance as at December 31, 2007 and a 31% increase over that at March 31, 2007.  As at March 31, 2008, 97% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 96% at December 31, 2007 and 89% at March 31, 2007.  As at March 31, 2008, Quest’s loan portfolio consisted of 60 loans of which 55 were mortgages secured by real estate and 5 were bridge loans secured by various mining and energy related assets.  The following table illustrates the composition of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	March 31, 2008		December 31, 2007		March 31, 2007
Principal Outstanding
Mortgages
Land under development	168,372	50%	151,607	52%	137,254	53%
Real estate – residential	24,671	7%	22,752	8%	14,090	5%
Real estate – commercial	57,097	17%	51,123	18%	70,312	27%
Construction	75,796	23%	54,162	18%	10,390	4%
Total mortgages	325,936	97%	279,644	96%	232,046	89%
Bridge loans	9,509	3%	10,549	4%	29,261	11%
Total principal outstanding	335,445	100%	290,193	100%	261,307	100%
Prepaid and accrued interest, net	(3,284)		(8,877)		(7,409)
Deferred loan fees and other, net	(4,870)		(3,606)		(3,624)
General allowance for loan losses	(204)		0		0

As recorded on the balance sheet	327,087		277,710		250,274

The Company funded $77.4 million in loans during the three months ended March 31, 2008, an increase of $51.6 million or 200% over the loans funded of $25.8 million in the comparative period in 2007.  The Company did not syndicate any loans during the first quarter of 2008 compared to $23.7 million loans syndicated during the first quarter of 2007. The Company will syndicate a loan, in certain instances, if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

The following table illustrates the flowin the loan portfolio during the first quarters for 2007 and 2008.  The Company collects commitment fees each time a loan is funded or renewed.  Hence the shorter the loan term, the greater the capacity to fund new loans and earn commitment fees.

Table 5 – Loan Principal Continuity
($ thousands)

	March 31, 2008	March 31, 2007

Principal balance, beginning of period	290,193	279,426
Loans funded	77,393	25,820
Loans repaid and other	(32,141)	(43,939)
Principal balance, end of period	335,445	261,307

As at March 31, 2008, the portfolio was comprised of 92% first mortgages and 8% second mortgages.  The amount of the Company’s loans, secured by first or second mortgages, generally do not exceed 75% of the collateral value.  The following table outlines Quest’s evolution towards concentrating on first mortgages:

Table 6 - Priority of Mortgage Security Charges(1) ($ thousands)
	March 31, 2008		December 31, 2007		March 31, 2007
Principal secured by:
First mortgages	299,136	92%	259,344	93%	190,295	82%
Second mortgages	26,800	8%	20,300	7%	41,751	18%

Total mortgages	325,936	100%	279,644	100%	232,046	100%

1.      Includes mortgage portion of loan portfolio only.

As at March 31, 2008, the mortgage portfolio is concentrated in western Canada, with loans in British Columbia representing 53% of the portfolio, the Prairies 41% and Ontario 6%.

The following table indicates the geographical composition of the Company’s mortgages at the stated period ends.
Table 7 - Geographic Location of Mortgages(1) ($ thousands)
	March 31, 2008		December 31, 2007		March 31, 2007
Principal outstanding:
British Columbia	171,044	53%	160,986	58%	114,485	49%
Prairies	133,722	41%	94,440	34%	88,575	38%
Ontario	21,170	6%	17,500	6%	28,555	13%
Other	-	0%	6,718	2%	431	0%

Total mortgages	325,936	100%	279,644	100%	232,046	100%

1.      Includes mortgage portion of loan portfolio only.

Management reviews the geographical composition of the loan portfolio on a regular basis and adjusts lending policies to reflect market conditions.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are generally required from the borrower.  Where in Quest’s opinion the real estate security alone is not as strong as management may require, additional collateral is obtained by way of collateral charges on other real estate and assets owned by the borrower or by letters of credit.  Management reviews the portfolio on a regular basis to confirm whether the quality of the underlying security is maintained and if credit conditions have deteriorated, suitable action is taken.

As at March 31, 2008, the Company had four non-performing loans in the amount of $12.6 million (March 31, 2007 - $24.8 million) on which remedial action has been undertaken. In management’s opinion, the underlying security on these loans is of sufficient value to cover the Company’s investment.

The Company has commenced providing for a general allowance for loan losses in 2008. This general allowance represents a provision for unknown or unidentified, but probable, credit losses in the portfolio. It is the Company’s intention to increase this allowance throughout 2008.

Quest has no exposure to US sub-prime mortgages or to any structured investment vehicles.  Quest also has no derivative instruments.

Future income taxes and other assets

Tax assets are comprised of losses carried forward and other tax deductions (see Critical Accounting Policies and Estimates).  The set up and utilization of future tax assets are non-cash items. The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future taxable income.  In prior periods, the provision for income taxes on the statements of earnings was charged for the amount of this asset, as represented by tax losses carried forward, required to reduce taxable income to nil.  In 2008, an additional $0.9 million in future tax assets were recognized, with the off-set to this recognition to the provision for taxes on the statement of earnings. Additionally, $1.3 million of previously recognized future tax assets were utilized in the first quarter of 2008 to assist in reducing taxable income for the quarter to nil.   The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at March 31, 2008 include $8.6 million of restricted cash, of which $6.6 million was held in trust to fund borrower’s future interest payments.

Liabilities

Total liabilities at March 31, 2008 were $48.2 million as compared to $35.1 million, as at December 31, 2007 representing a 37% increase.  The largest component of total liabilities was the Company’s revolving debt facility.  As at March 31, 2008, $40.5 million had been drawn on the Company’s $88.0 million revolving debt facility, as compared to $25.0 million as at December 31, 2007.  This facility is used to fund loans, as well as to bridge any gap between loan advances and loan repayments.

Capital management

Quest’s shareholders’ equity as at March 31, 2008 of $294.3 million is $3.7 million or 1% greater than that as at December 31, 2007 and is $9.2 million or 3% greater than that as at March 31, 2007.  During the first quarter of 2008, the Company paid out $3.7 million in dividends, approximately 51% of its earnings before taxes. As discussed above, as a MIC, the Company intends to pay out sufficient dividends in 2008 and within 90 days after the end of 2008 to reduce taxable income to a negligible amount, after first deducting available losses and other tax deductions carried forward.  The Company’s current strategy is to grow through use of leverage and not through further accumulation of earnings or the issue of equity.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The Company’s Calgary office is leased on a month to month basis.  The total minimum lease payments for the years 2008 – 2012 are $2.4 million.  As well, the Company has committed to fund loan principal as at March 31, 2008 in the amount of $82.5 million (see note 5(b) to the interim consolidated financial statements).  The following table illustrates these obligations by period due:

Table 8 – Contractual obligations ($ thousands)	Obligations due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	2,432	469	1,173	790	-
Loan Commitments	82,459	82,459	-	-	-
Total	84,891	82,928	1,173	790	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS
Table 9 - Summary Of Quarterly Results ($ thousands, except per share amounts)
	First Qtr 2008	Fourth Qtr 2007	Third Qtr 2007	Second Qtr 2007	First Qtr 2007	Fourth Qtr 2006	Third Qtr 2006	Second Qtr 2006

Interest income	11,000	11,133	9,497	9,267	10,124	10,284	8,292	6,866
Other income	251	2,360	2,165	4,252	3,205	1,425	3,518	8,049
Earnings before taxes	7,484	8,156	7,782	10,735	9,315	7,918	9,087	11,664
Net earnings	7,099	3,648	5,264	7,366	7,389	16,021	8,770	10,882
Basic Earnings Per Share	0.05	0.02	0.04	0.05	0.05	0.12	0.06	0.08
Total Assets	342,491	325,744	304,294	295,798	295,330	305,737	280,784	265,614
Total Liabilities	48,156	35,110	13,125	7,487	10,267	31,608	25,036	20,264

As disclosed previously, the Company divested itself of its management, corporate finance and investments operations during 2007.  Consequently, there are no revenues or expenses for such services for the three months ended March 31, 2008.  Historically, other income from these operations varied by quarter depending on the amount of management, advisory, and finder’s fees received and gains on sale of marketable securities and investments.  During the second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of a general allowance for loan losses, and, where required, specific allowances on impaired loans.  Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company is establishing a general allowance for loan losses in order to be consistent with industry practice.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 12 to the interim consolidated financial statements for the three months ended March 31, 2008.

Effective January 1, 2008, the Company has adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see note 12 to the interim consolidated financial statements for the three months ended March 31, 2008.  Also, refer to “risk and uncertainties” section of this MD&A.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 10 of its interim consolidated financial statements as at March 31, 2008 and for the three months ended March 31, 2008 and 2007.  Historically, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented.  This strategy resulted in a number of related party transactions.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 8, 2008, the Company had the following common shares and stock options outstanding:

Common shares	146,789,711
Stock options	12,264,250

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the 2007 Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	the employment of qualified and experienced loan originators and underwriters;

•	the investigation of the creditworthiness of all borrowers;

•	the engagement of qualified independent consultants such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all loan applications between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at March 31, 2008, the largest loan in the Company’s loan portfolio was $24.5 million (7% of the Company’s loan portfolio); this was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an on-going basis.

The amount of the Company’s loans, secured by first or second mortgages, generally do not exceed 75% of the collateral value.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its liquidity risk by monitoring scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations.  In addition, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at March 31, 2008, the Company had drawn $40.5 million on its $88.0 million revolving debt facility and had future loan commitments of up to $82.5 million.  Further, as at March 31, 2008, 71% of the Company’s loan portfolio, being $239.4 million, was due within a year. In managements’ opinion, the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk arises as a result of changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is incurred if the value of real estate securing the Company’s loans falls to a level approaching the loan amounts.  Quest is subject to risks in its construction lending business if borrowers are not able to absorb rising costs of labour and materials.  In addition, the Company has loaned funds to a number of companies, which funds are used for development including the re-zoning in respect of the relevant project.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.  To manage these risks, management ensures that its mortgage origination team is aware of the market conditions that affect each mortgage application and the impact that any changes may have on security for a particular loan.  Management and the Board monitor changes in the market on an ongoing basis and adjust the Company’s lending practices and policies when necessary to reduce the impact of the above risks.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced off of Bank Prime Rate, the Company manages this risk  through the pricing of certain of its loans also being based upon the Bank Prime Rate.  In addition, the Company will in some cases have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan varying from six months to two years, charging prepayment penalties and upfront commitment fees.

As at March 31, 2008, the Company had 14 variable rate loans priced off the Bank Prime Rate with an aggregate principal of $50.7 million and 46 fixed rate loans with an aggregate principal  of $284.7 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures

Effective March 17, 2008, Stephen Coffey was appointed Chief Executive Officer of the Company, replacing Brian Bayley who remains as a Co-Chairman. There were no other changes in the Company’s internal disclosure controls and procedures that occurred during the first quarter ended March 31, 2008 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures.

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.